Appendix A of Exhibit D:
                            Tecnomatix Sites Reports













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[Consulting & Managed Services by HP]                                [hp invent]


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Appendix a Tecnomatix Sites Reports...........................     3
Tecnomatix Belgium - Brussels.................................     4
Tecnomatix France - Paris.....................................     4
Tecnomatix Netherlands - Enschede.............................     4
Tecnomatix France - [**]......................................     5
Tecnomatix Germany - [**].....................................     5
Tecnomatix Germany Neu-isenburg...............................     5
Tecnomatix Germany - Stuttgart................................     5
Tecnomatix Italy -[**]........................................     5
Tecnomatix Spain Madrid.......................................     5
Tecnomatix Technologies U.k...................................     5
Tecnomatix Sweden Gothenburg..................................     5
Tecnomatix China - [**].......................................     5
Tecnomatix Japan - Tokyo......................................     5
Tecnomatix Korea..............................................     5
Tecnomatix Far East - Singapore...............................     5
Tecnomatix Usa - Morgen Hill..................................     5
Tecnomatix Usa - [**].........................................     5
Tecnomatix Usa - Portsmouth & NASHUA..........................     5
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[Consulting & Managed Services by HP]                                [hp invent]


APPENDIX A TECNOMATIX SITES REPORTS

GENERAL

During the joint Due Diligence phase HP-OMS has gathered information regarding the Customer's IT Environment. This information is detailed in Tecnomatix Sites Reports below.

Since the joint Due Diligence phase, Tecnomatix IT Environment has been changed and modified as follows:

     1. Windows 2000 and Exchange 2000 migration: All Tecnomatix sites are scheduled to be migrated to Windows 2000 Active Directory and Exchange 2000 by Q4 2003.

     2. Additional changes that have been done by Tecnomatix Corporate IT. Such changes have been incorporated into the sites information reports below.

Based on the Due Diligence findings and Customer's requirements HP-OMS has prepared technology gaps list. The list includes items that HP-OMS will fix/upgrade (as detailed in Exhibit D section 2.3) in order to keep the Service Level commitment under this agreement. The Technology gaps report is detailed in Exhibit E Appendix D.

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